FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

April 29, 2004

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs
Route Nationale 34
77144 Chessy
France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EURO DISNEY S.C.A. CONSOLIDATED GROUP

INTERIM REPORT

First Half Ended March 31, 2004

EURO DISNEY S.C.A. CONSOLIDATED GROUP
MANAGEMENT REPORT
First Half Ended March 31, 2004

INTRODUCTION

The results for the six month period ended (“First Half”) March 31, 2004 are not necessarily indicative of the results that may be expected for the year ending September 30, 2004. The Group’s annual results are significantly dependent upon the second half of the year, which is the high season at Disneyland Resort Paris.

Revenues for the First Half 2004 of € 473.8 million were higher than the prior year’s record revenues, driven by a 6 % increase in theme park revenues, partially offset by expected decreases in hotel and Real Estate Segment revenues. Theme park revenue growth reflects the ongoing success of the Company’s innovative product and marketing strategies.

On an as-reported basis, loss before financial charges for the First Half 2004 totalled € 56.1 million compared to income before financial charges of € 16.0 million in the prior year.  Net loss for the period totalled € 108.9 million compared to € 82.7 million in the prior year, reflecting the adverse effect of accounting changes and increased royalties and management fees, partially offset by improved Resort Segment operating results.

First Half 2004 earnings before interest, taxes, depreciation and amortisation (“EBITDA”) declined € 11.8 million to € 17.6 million, reflecting the resumption of royalties at full rates and management fees, partially offset by improved operating results.  Excluding the impact of royalties and management fees, EBITDA would have grown by 15 % or € 5.6 million.

FINANCIAL NEGOTIATIONS

As previously disclosed on March 22, 2004, the Group announced that it had reached an agreement with its lenders and The Walt Disney Company  (“TWDC”) to extend until May 31, 2004 the previous waiver agreement, whereby the lenders had agreed to forgo until March 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain debt security deposit requirements.

The purpose of this extension is to allow the various stakeholders more time to reach a mutually acceptable resolution to the Group’s financial situation.  Absent a resolution prior to the expiration of the extension period, the Group would be unable to meet all of its debt obligations.

In connection with this extension, the Group set aside on April 20, 2004 an additional debt security deposit of  € 40.0 million for the benefit of its senior lenders, bringing its total debt security deposit to € 100.0 million.  During the extension period, the Group also agreed not to allow the outstanding balance of its € 167.7 million standby facility with TWDC (which matures on June 10, 2004) to fall below € 110.0 million.  TWDC agreed to provide a new € 25.0 million subordinated credit facility through May 31, 2004, on the same terms and in place of its € 45.0 million subordinated credit facility, which expired without being drawn on March 31, 2004.

The Group’s management believes that the waivers will allow time for the primary negotiating parties to develop a mutually acceptable resolution to the Group’s future financing needs, which then must be submitted for the approval of the lenders.  In preparing the consolidated financial statements, management has used the going-concern assumption based on management’s belief that it is in the best interest of all stakeholders, including the lenders and TWDC, to successfully resolve the Group’s financial situation.  This resolution would likely include modifying the Group’s existing obligations and obtaining additional financing.  If the principle of going concern had not been assumed, it would likely have had a significant impact on the valuation of assets and liabilities as of September 30, 2003 and March 31, 2004.

DISCUSSION OF OPERATING RESULTS

Accounting Changes

To enhance comparability, the Group has provided financial information on a pro-forma basis in addition to its as-reported results.  The pro-forma information has been prepared assuming that the changes in accounting principles discussed below were in effect during all of fiscal year 2003.

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by the Financial Security Law (Article 133 of the Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group.  Under these new rules, the financing companies, from which the Group leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts.  In the past, lease payments to the financing companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the financing companies.  As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings.  The Group’s receivables from the financing companies have been eliminated in consolidation and shareholders’ equity has been reduced.  The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the financing companies, which were greater than the lease payments expensed for the same periods.  The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense. The accounting change does not affect the legal structure, financial position or cash flows of the members of the consolidated group.

At the end of fiscal year 2003, the Group adopted new accounting rules related to major fixed asset renovations.  As a result, major fixed asset renovations that were previously capitalised as incurred and amortised over a five-year period are now accrued in advance on a straight-line basis during the period between planned renovations.  This change was retroactively implemented (effective October 1, 2002) in the annual financial statements of the Group for the year ended September 30, 2003.  Accordingly, the Group’s as-reported financial statements for the First Half 2003 do not reflect this change.

See Notes 2 and 11 of the Interim Financial Statements for additional information on the pro-forma impact of these changes in accounting principles.

CONSOLIDATED SUMMARY STATEMENTS OF INCOME

	First	First Half 2003			First Half 2004/ Pro-Forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%

Revenues	473.8	472.2	(0.4)	472.6	1.6	—

Costs and Expenses	(529.9)	(515.7)	(59.1)	(456.6)	(14.2)	(3)%

Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

Net Financial Charges	(53.1)	(56.3)	41.9	(98.2)	3.2	6%

Loss before Exceptional Items	(109.2)	(99.8)	(17.6)	(82.2)	(9.4)	(9)%

Exceptional loss, net	(3.3)	(0.7)	(0.2)	(0.5)	(2.6)	(371)%

Minority interests	3.6	4.6	4.6	—	(1.0)	(22)%

Net Loss	(108.9)	(95.9)	(13.2)	(82.7)	(13.0)	(14)%

EBITDA analysis

	First	First Half 2003			First Half 2004/ Pro-Forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%

Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

Depreciation and amortisation	73.7	72.9	41.2	31.7	0.8	1%

EBITDA	17.6	29.4	(18.3)	47.7	(11.8)	(40)%
As a Percentage of Revenues	4%	6%	—	10%	—	(2	)ppt

Revenues

The revenues of the Group by segment were generated from the following activities:

	First	First Half 2003			First Half 2004/ Pro-Forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%
Theme Parks	229.6	217.4	—	217.4	12.2	6%
Hotels and Disney Village	188.9	199.0	—	199.0	(10.1)	(5)%
Other	50.6	50.5	(0.4)	50.9	0.1	—
Resort Segment	469.1	466.9	(0.4)	467.3	2.2	—

Real Estate Segment	4.7	5.3	—	5.3	(0.6)	(11)%

Total Revenues	473.8	472.2	(0.4)	472.6	1.6	—

During the First Half 2004, Disneyland Resort Paris revenues increased € 1.6 million over the pro-forma prior year to € 473.8 million reflecting growth in the Resort Segment of € 2.2 million, partially offset by a decrease of € 0.6 million in the Real Estate Segment.

Theme park revenues increased 6 % to € 229.6 million from € 217.4 million in the prior year driven by an increase in average spending per guest, partially offset by a modest decrease from the prior year’s record attendance.   Average theme park guest spending was favourably impacted by increased park admission prices due to the replacement of seasonal ticket pricing with year-round ticket pricing combined with a strategy of targeted special offers and promotions and by the introduction of a new “Park Hopper” ticket.  The “Park Hopper” ticket allows guests to move freely between Disneyland Park and Walt Disney Studios Park for one-day, two-day or three-day periods for an additional price over a single-gate admission price.

Hotel and Disney Village revenues decreased 5 % to € 188.9 million from € 199.0 million in the prior year, reflecting an expected decrease in hotel occupancy due to new on-site third-party hotel capacity, partially offset by an increase in average daily guest spending per room.

Other Revenues (which primarily include participant sponsorships, transportation and other travel services sold to guests) remained relatively stable.

Real Estate Segment Revenues decreased from the prior year, reflecting a planned reduction in development projects. Real Estate Segment revenues and operating income for fiscal year 2004 are expected to be significantly lower than those of fiscal year 2003, in line with our development planning.

Costs and Expenses

Total Costs and Expenses of the Group by category were composed of:

	First	First Half 2003			First Half 2004/ Pro-Forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%
Direct operating costs (1)	324.6	323.6	17.9	305.7	1.0	—
Marketing and sales expenses	60.3	60.0	—	60.0	0.3	1%
General and administrative expenses	45.8	51.1	—	51.1	(5.3)	(10)%
Depreciation and amortisation	73.7	72.9	41.2	31.7	0.8	1%
Royalties and management fees	25.5	8.1	—	8.1	17.4	215%
Total Costs and Expenses	529.9	515.7	59.1	456.6	14.2	3%

(1)       Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

Costs and Expenses increased during the First Half 2004 by € 14.2 million to reach € 529.9 million compared to € 515.7 million in the pro-forma prior year, reflecting increased royalties and management fees of € 17.4 million, partially offset by decreases in other operating costs and expenses of € 3.2 million.  General and administrative expenses decreased by € 5.3 million reflecting lower labor and timing of costs.

During the First Half 2003, TWDC conditionally waived royalties and management fees for the last three quarters of fiscal year 2003, which reduced the Group’s First Half 2003 expenses by € 6.1 million.  The royalties and management fees for the First Half 2004 totalled € 25.5 million, reflecting a resumption of royalties at full rates, in accordance with the provisions of the Group’s licensing agreement with TWDC, and management fees.  These amounts have been accrued and are reflected in the financial statements, but will not have to be paid until the first quarter of fiscal year 2005, pursuant to a concession granted by TWDC in the prior year.

Income (Loss) before Financial Charges

The First Half 2004 loss before financial charges increased € 12.6 million to € 56.1 million from € 43.5 million in the pro-forma prior year, due to resumption of royalties at full rates and management fees, partially offset by improved operating results.

	First	First Half 2003			First Half 2004/ Pro-forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%
Resort Segment	(56.3)	(44.0)	(59.5)	15.5	(12.3)	(28)%
Real Estate Segment	0.2	0.5	—	0.5	(0.3)	(60)%
Income (Loss) before Financial Charges	(56.1)	(43.5)	(59.5)	16.0	(12.6)	(29)%

Net Financial Charges

	First	First Half 2003			First Half 2004/ Pro-forma 2003
	Half	Pro-	Accounting	As-	Variance
(€ in millions)	2004	Forma	Changes	Reported	Amount	%
Lease rental expense	—	—	97.0	(97.0)	—	—
Financial income	1.3	2.1	(24.2)	26.3	(0.8)	(38)%
Financial expense	(54.4)	(58.4)	(30.9)	(27.5)	4.0	7%
Net Financial Charges	(53.1)	(56.3)	41.9	(98.2)	3.2	6%

Net financial charges for the First Half 2004 totalled € 53.1 million, a decrease of € 3.2 million from the pro-forma prior year.  The First Half 2004 financial expense decreased € 4.0 million, reflecting primarily the impact of lower interest rates.

Exceptional Loss, net

The First Half 2004 exceptional loss is primarily attributable to fees and expenses incurred in connection with the on-going financial restructuring negotiations.

Net loss

The First Half 2004 net loss totalled € 108.9 million compared to a pro-forma net loss of € 95.9 million in the prior year, reflecting a decline of € 13.0 million resulting primarily from higher royalties and management fees, partially offset by higher Resort Segment revenues and decreases in other operating and financial expenses.

Compared to the as-reported First Half 2003 net loss of € 82.7 million, First Half 2004 net loss increased € 26.2 million primarily reflecting the factors described above and the changes in accounting principles.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows and Liquidity

As of March 31, 2004, cash and cash equivalents totalled € 101.5 million, an increase of € 6.9 million from the September 30, 2003 balance.  Specifically, this increase in cash during the First Half 2004 resulted from:

Cash Flows from Operating Activities	€24.9	million
Cash Flows used in Investing Activities	€(12.3	) million
Cash Flows used in Financing Activities	€(5.7	) million

Cash flows generated by operating activities increased to € 24.9 million from the pro-forma prior year amount of € 23.7 million reflecting favourable changes in working capital items, which were partially offset by increased net loss.

Cash flows used in investing activities totalled € 12.3 million reflecting capital investment expenditures of € 12.2 million related to various improvements to the existing asset base.

Cash flows used in financing activities totalled € 5.7 million reflecting € 40.0 million of debt repayments, partially offset by a decrease of € 29.9 million in debt security deposits and € 7.5 million of additional drawings under the Group’s € 167.7 million line of credit with TWDC, thereby bringing the outstanding balance of this credit line to € 110.0 million as of March 31, 2004.

At the end of the First Half 2004, the Group had available cash and liquidity of € 135.0 million, consisting of € 52.3 million of available cash and cash equivalents (€ 101.5 million in cash and cash equivalents less € 49.2 million belonging to the consolidated financing companies), plus € 57.7 million of available credit under the TWDC standby facility maturing on June 10, 2004 and € 25.0 million of available credit under the new subordinated credit facility provided by TWDC which matures on May 31, 2004. Management believes the Group has sufficient liquidity through May 31, 2004.

The Group’s debt agreements include covenants with respect to our financing arrangements. These covenants include restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial thresholds.  In November 2003, the lenders agreed to waive, effective through March 31, 2004, certain of these covenants. This waiver was extended until May 31, 2004.  If we do not reach a mutually acceptable solution with our lenders before that date, we will be unable to meet all of our financial obligations.

Debt

The Group’s principal indebtedness (excluding accrued interest) decreased € 32.5 million to € 2,216.3 million as of March 31, 2004 compared to € 2,248.8 million as of pro-forma September 30, 2003, as a result of € 40.0 million of scheduled principal repayments, partially offset by € 7.5 million of new drawings on the Group’s line of credit with TWDC.

The Group’s borrowings as of March 31, 2004 are detailed below:

	Stated Interest Rate(1)	March 2004					March 2004
		Borrowings			Pro-Forma Sept 2003		Interest Rate Swaps		Effective Interest Rate (4)
(€ in millions)		Lease(2)	Direct	Total		Variance	Pay Fixed(3)	Maturities

CDC Senior Loans	5.15%	86.9	40.6	127.5	127.5	—	—	—	5.15%
CDC Subordinated Loans	5.15%	274.4	509.4	783.8	783.8	—	—	—	5.15%
Credit Facility - Phase IA	2.80%	249.2	109.8	359.0	377.8	(18.8)	295.0	2004	4.11%
Credit Facility - Phase IB	2.96%	134.1	23.4	157.5	163.5	(6.0)	150.0	2004-2005	3.86%
Partner Advances – Phase IA	3.00%	304.9	—	304.9	304.9	—	—	—	3.00%
Partner Advances – Phase IB	3.02%	96.9	—	96.9	96.9	—	—	—	3.02%
TWDC Loans	4.72%	276.4	—	276.4	276.4	—	—	—	4.72%
TWDC Line of Credit	1.96%	—	110.0	110.0	102.5	7.5	—	—	1.96%
Other loans	1.00%	—	0.3	0.3	15.5	(15.2)	—	—	1.00%
Sub-total	4.01%	1 422.8	793.5	2 216.3	2 248.8	(32.5)	445.0		4.29%

Accrued Interest		137.1	73.3	210.4	199.6	10.8

Total Borrowings		1 559.9	866.8	2 426.7	2 448.4	(21.7)

(1)            The stated interest rate represents the weighted average interest rate for each borrowing.  For variable rate borrowings, interest rates are based upon the rates as of March 31, 2004, plus the applicable margin.  These rates are not necessarily an indication of future interest rates.

(2)            Represents the borrowings of the consolidated financing companies.  These debt balances underly the Group’s contractual lease commitments.

(3)            Amounts represent notional values of interest rate swaps.

(4)            The effective interest rate reflects the impact of interest rate swaps on the stated interest rate as of March 31, 2004.

Compared to the September 30, 2003 as-reported amounts, the Group’s principal indebtedness (excluding accrued interest) increased € 1,409.9 million to € 2,216.3 million as of March 31, 2004 reflecting the consolidation of the financing companies indebtedness of € 1,442.4 milllion, partially offset by the First Half 2004 scheduled principle reimbursements and line of credit activity.

EURO DISNEY S.C.A. CONSOLIDATED GROUP

INTERIM FINANCIAL STATEMENTS

First Half Ended March 31, 2004

CONSOLIDATED BALANCE SHEETS

		As-Reported
(€ in millions)	March 2004	September 2003	March 2003

Fixed Assets
Intangible assets	55.3	57.6	62.3
Tangible assets	2 399.9	928.0	986.0
Financial assets	74.7	1 332.2	1 341.5
	2 529.9	2 317.8	2 389.8
Other Assets
Inventories	39.8	41.8	40.5
Accounts receivable:
Trade	84.0	76.9	88.8
Other	45.4	45.9	48.1
Short-term investments	86.7	34.9	29.2
Cash	14.9	11.2	11.7
	270.8	210.7	218.3

Deferred Charges	60.2	55.1	86.5

Total Assets	2 860.9	2 583.6	2 694.6

Shareholders’ Equity (Deficit)
Share capital	802.5	802.5	804.9
Share premium	291.4	291.4	289.0
Retained earnings (Accumulated deficit)	(1 270.0)	(9.5)	68.2
	(176.1)	1 084.4	1 162.1

Minority Interests	(83.3)	—	—

Quasi-Equity	153.6	152.8	153.6

Provisions for Risks and Charges	124.5	120.1	34.9

Borrowings	2 426.7	867.5	939.7

Current Liabilities
Payable to related companies	36.7	56.9	50.4
Accounts payable and accrued liabilities	275.3	214.3	247.4
	312.0	271.2	297.8

Deferred Revenues	103.5	87.6	106.5

Total Shareholders’ Equity and Liabilities	2 860.9	2 583.6	2 694.6

Note: amounts at March 31 are unaudited but reviewed by the statutory auditors in accordance with professional standards applicable in France

The accompanying footnotes are an integral part of these interim financial statements.

CONSOLIDATED STATEMENTS OF INCOME

		As-Reported
(€ in millions)	First Half 2004	Full Year 2003	First Half 2003

Revenues	473.8	1 053.1	472.6

Costs and Expenses	(529.9)	(920.7)	(456.6)

Income (Loss) before Financial Charges	(56.1)	132.4	16.0

Net Financial Charges
Lease rental expense	—	(193.8)	(97.0)
Financial income	1.3	49.0	26.3
Financial expense	(54.4)	(55.5)	(27.5)
	(53.1)	(200.3)	(98.2)

Loss before Exceptional Items	(109.2)	(67.9)	(82.2)

Exceptional income (loss), net	(3.3)	11.9	(0.5)

Minority interests	3.6	—	—

Net Loss	(108.9)	(56.0)	(82.7)

Average number of common shares outstanding (in millions)	1 056	1 056	1 056

Loss per Share (in €)	(0.10)	(0.05)	(0.08)

Note: amounts for First Half (6 months ended March 31) are unaudited but reviewed by the statutory auditors in accordance with professional standards applicable in France.

The accompanying footnotes are an integral part of these interim financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		As-Reported
(€ in millions)	First Half 2004	Full Year 2003	First Half 2003

Net Loss	(108.9)	(56.0)	(82.7)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	73.7	65.6	31.7
Loan repayments received from Phase I financing	—	52.1	25.1
Minority interests	(3.6)	—	—
Other	4.8	(10.6)	0.1
Changes in:
Receivables	0.5	48.6	34.4
Inventories	2.0	(3.1)	(1.8)
Payables and other accrued liabilities	56.4	(8.5)	6.4
Cash Flows from Operating Activities	24.9	88.1	13.2

Proceeds from the sale of fixed assets	—	45.4	0.1
Capital expenditures for tangible and intangible assets	(12.2)	(72.9)	(44.5)
Other	(0.1)	(1.3)	(6.5)
Cash Flows used in Investing Activities	(12.3)	(28.8)	(50.9)

Proceeds from new borrowings	7.5	40.0	105.2
Repayments of borrowings	(40.0)	(15.0)	(4.8)
(Increase) / Decrease in debt security deposit	29.9	(59.6)	(43.2)
Other	(3.1)	—	—
Cash Flows from / (used in) Financing Activities	(5.7)	(34.6)	57.2

Change in cash and cash equivalents	6.9	24.7	19.5
Cash and cash equivalents, beginning of period	94.6	21.3	21.3
Cash and Cash Equivalents, end of period	101.5	46.0	40.8

Supplemental Cash Flow Information:
Interest paid	42.0	20.3	13.3
Lease rental expense paid, net	—	95.0	77.3

	March 31, 2004	Sept. 30, 2003	March 31, 2003
Reconciliation to Balance Sheet:
Cash	14.9	11.2	11.7
Short-term investments	86.7	34.9	29.2
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	(0.1)	(0.1)
Cash and Cash Equivalents, end of period (1)	101.5	46.0	40.8

Note: amounts for First Half (6 months ended March 31) are unaudited but reviewed by the statutory auditors in accordance with professional standards applicable in France.

(1)       Includes € 49.2 million, € 48.6 million and € 48.6 million of cash and short-term investments of the consolidated financing Companies as of March 31, 2004, September 30, 2003 and March 31, 2003, respectively.

The accompanying footnotes are an integral part of these interim financial statements.

1 DESCRIPTION OF THE BUSINESS AND THE FINANCIAL NEGOTIATIONS

1-1 Description of the Business

Euro Disney S.C.A. (the “Company”), its subsidiaries (the “Controlled Group”) and consolidated financing companies (collectively, the “Group”) commenced operations with the official opening of the Disneyland Resort Paris on April 12, 1992 (“Opening Day”).  The Group operates the Disneyland Resort Paris, which includes two theme parks (collectively, the “Theme Parks”), Disneyland Park and Walt Disney Studios Park, which opened to the public on March 16, 2002, seven themed hotels, two convention centres, the Disney Village entertainment centre and a golf course in Marne-la-Vallée, France.  In addition, the Group manages the real estate development and expansion of the related infrastructure of the property.

The Company, a publicly held French company, is 39 % owned by indirect, wholly-owned subsidiaries of The Walt Disney Company (“TWDC”) and managed by Euro Disney S.A. (the Company’s Gérant), an indirect, 99%-owned subsidiary of TWDC.  The General Partner is EDL Participations S.A., also an indirect, wholly-owned subsidiary of TWDC.  Entities included in the consolidated financial statements for the six months ended March 31, 2004 and their primary operating activities are as follows:

Company	% of Ownership	Primary Operating Activity
Euro Disney S.C.A.	Parent	Operator of the Theme Parks, Disneyland Hotel, Davy Crockett Ranch and golf course, and manager of real estate development
EDL Hôtels S.C.A.	99.9	Operator of 5 of our 7 themed hotels plus the Disney Village, collectively, the Phase IB Facilities
EDL Services S.A.	99.8	Management company of the Phase IB Financing Companies
EDL Hôtels Participations S.A.	99.9	General Partner of EDL Hôtels S.C.A., ED Resort S.C.A. and ED Resort Services S.C.A.
Euro Disney Vacances S.A.	99.9	Tour operator selling Disneyland Resort Paris holiday packages, principally to guests from Germany, Benelux, the United Kingdom and Italy
Euro Disney Vacaciones S.A.	99.9	Spanish subsidiary of Euro Disney Vacances S.A. (company currently inactive)
Val d’Europe Promotion S.A.	99.8	Real estate developer
Les Villages Nature de Val d’Europe S.A.R.L.	50.0	Joint venture with Pierre &Vacances Group to establish a feasibility study
S.E.T.E.M.O. Imagineering S.A.R.L.	100.0	Provides studies and supervision of construction for theme parks attractions
ED Spectacles S.A.R.L.	100.0	Operator of Buffalo Bill’s Wild West Show
Débit de Tabac S.N.C.	100.0	Tobacco retailer at Disney Village
Convergence Achats S.A.R.L.	50.0	Joint venture created with Groupe Flo to negotiate food purchasing contracts
ED Resort S.C.A.	99.9	Company currently inactive
ED Resort Services S.C.A.	99.9	Company currently inactive
ED Finances 1 S.N.C.	100.0	Company currently inactive
ED Finances 2 S.N.C.	100.0	Company currently inactive
ED Finances 3 S.N.C.	100.0	Company currently inactive
ED Finances 4 S.N.C.	100.0	Company currently inactive
Euro Disneyland S.N.C. (1)	0.0	Financing company for Phase IA assets
Euro Disney Associés S.N.C. (1)	0.0	Financing company for Phase IA assets and additional capacity Disneyland Park assets
Hotel New-York Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Newport Bay Club Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Sequoia Lodge Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Hotel Cheyenne Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Hotel Santa Fe Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Centre de Divertissements Associés S.N.C. (1)	0.0	Financing company for Phase IB Facilities
Centre de Congrès Newport S.A.S. (1)	0.0	Financing company for Newport Bay Club Convention Centre assets

(1)       Effective October 1, 2003 these entities were consolidated as a result of the adoption of new accounting rules related to financing companies (See Note 2).

1-2 Financial Negotiations

As previously disclosed on March 22, 2004, the Group announced that it had reached an agreement with its lenders and TWDC to extend until May 31, 2004 the previous waiver agreement, whereby the lenders had agreed to forgo until March 31, 2004 their rights with respect to certain financial covenants and other obligations, including certain debt security deposit requirements.

The purpose of this extension is to allow the various stakeholders more time to reach a mutually acceptable resolution to the Group’s financial situation.  Absent a resolution prior to the expiration of the extension period, the Group would be unable to meet all of its debt obligations.

In connection with this extension, the Group set aside on April 20, 2004 an additional debt security deposit of  € 40 million for the benefit of its senior lenders, bringing its total security deposit to € 100 million.  During the extension period, the Group also agreed not to allow the outstanding balance of its € 167.7 million standby facility with TWDC (which matures in June 2004) to fall below € 110.0 million.  TWDC agreed to provide a new € 25 million subordinated credit facility through May 31, 2004, on the same terms and in place of its € 45.0 million subordinated credit facility, which expired without being drawn, on March 31, 2004.

The Group’s management believes that the waivers will allow time for the primary negotiating parties to develop a mutually acceptable resolution to the Group’s future financing needs, which then must be submitted for the approval of the lenders.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accompanying interim financial statements present the unaudited consolidated balance sheet, statements of income and cash flows of the Group at March 31, 2004 and for the six months “First Half” then ended. These interim consolidated financial statements have been prepared in conformity with French accounting rules and regulations in accordance with the Règlement n° 99-01 and 99-02 of the Comité de la Réglementation Comptable (CRC-French Regulatory Board).

Such principles have been consistently applied in relation to those used in the preparation of the consolidated financial statements for the fiscal year ended September 30, 2003, except with respect to the changes in accounting principles described below, which affect the comparability of the periods reported.  The interim financial statements, however, do not include all of the information and footnotes presented in the complete annual financial statements of the Group.  Certain reclassifications to the prior period comparative amounts have been made to conform to the First Half 2004 presentation.

The Group, in preparing the consolidated financial statements, has used the going-concern assumption based on management’s belief that it is in the best interest of all stakeholders, including its lenders and TWDC, to successfully resolve the Group’s financial situation.  This resolution would likely include modifying the Group’s existing obligations and obtaining additional financing.  If the principle of going concern had not been assumed, it might have had a significant impact on the valuation of assets and liabilities as of September 30, 2003 and March 31, 2004.

Seasonality

The Group’s business is subject to the effects of seasonality and the annual results are significantly dependent on the second half of the year, which traditionally includes the high season at Disneyland Resort Paris. Consequently, the operating results for First Half 2004 are not necessarily indicative of results to be expected for the full year.

Accounting Changes

To enhance comparability, the Group has provided in Note 11 financial information on a pro-forma basis in addition to its as-reported results.  The pro-forma information has been prepared assuming that the changes in accounting principles described below were in effect during all of fiscal year 2003.

Effective from the beginning of fiscal year 2004 (October 1, 2003), the Group adopted new accounting rules mandated by the Financial Security Law (Article 133 of the Loi de Sécurité Financière) with respect to the consolidation of financing companies that are not legally controlled by the Group.  Under these new rules, the financing companies, from which the Company leases a substantial portion of its operating assets, have been included in the Group’s consolidated accounts.  In the past, lease payments to the financing companies were recorded as incurred, along with disclosure by the Group of the leasing arrangements, contractual commitments for lease rentals, and the related debt obligations of the financing companies. As a result of the new consolidation rules, these operating assets are now consolidated resulting in increased fixed assets and borrowings. The Group’s receivables from the financing companies have been eliminated in consolidation and shareholders’ equity has been reduced. The reduction in the consolidated shareholders’ equity primarily reflects past depreciation charges related to the operating assets owned by the financing companies, which were greater than the lease payments expensed for the same periods. The accounting change also affects the classification and amount of costs on the income statement, with increased operating expenses and depreciation and reduced lease rental expense. Had this accounting change been in effect as of October 1, 2002, net loss would have increased by € 7.5 million and € 2.3 million for the First Half 2003 and the fiscal year 2003, respectively, and shareholders’ equity would have decreased by € 1,156.8 million and € 1,151.6 million as of March 31, 2003 and September 30, 2003, respectively.

The new accounting standard relating to liabilities (Règlement CRC n° 2000-06 dated December 7, 2000) became effective October 1, 2002.  As a result, at the end of fiscal year 2003, the Group adopted a new accounting policy in accordance with the transition rules of the Comité de la Réglementation Comptable 2002-10 related to major fixed asset renovations.  Under this new policy, the costs of major fixed asset renovations are no longer capitalised and amortised over five years, but are instead accrued in advance on a straight-line basis as operating expense during the period between planned renovations.  The retroactive impact of this change was reflected as a charge to equity in the amount of € 115.0 million as of September 30, 2003 and net loss for fiscal year 2003 increased € 10.6 million as a result of this change. The Group’s as-reported interim financial statements did not reflect this change. Had this change been reflected in the First Half 2003 financial statements, net loss would have increased by € 5.7 million and shareholders’ equity as of March 31, 2003 would have decreased by € 110.1 million.

3 REPORTED SEGMENTS

The Group has two reportable segments: the Resort Segment (which includes the operations of the Theme Parks, Hotels and the Disney Village) and the Real Estate Segment.  The Group evaluates the performance of its segments based primarily on income before net financial charges and exceptional items.  The Group does not evaluate the performance of its segments based upon their respective fixed asset values. Comparison with prior year reported periods is affected by the changes in accounting principles described in Notes 2 and 11.  The table below presents as-reported information by segment:

		As-Reported
(€ in millions)	First Half 2004	Full Year 2003	First Half 2003
Segment Revenues
Resort Segment	469.1	1 029.5	467.3
Real Estate Segment	4.7	23.6	5.3
Total Revenues	473.8	1 053.1	472.6

Segment Costs and Expenses
Resort Segment	(525.4)	(907.4)	(451.8)
Real Estate Segment	(4.5)	(13.3)	(4.8)
Total Costs and Expenses	(529.9)	(920.7)	(456.6)

Segment Income before Net Financial Charges
Resort Segment	(56.3)	122.1	15.5
Real Estate Segment	0.2	10.3	0.5
Total Income (Loss) before Net Financial Charges	(56.1)	132.4	16.0

4 COSTS AND EXPENSES

Costs and expenses of the Group by category are presented below.  The comparison with prior period as-reported amounts is affected by the changes in accounting principles described in Notes 2 and 11:

		As-Reported
(€ in millions)	First Half 2004	Full Year 2003	First Half 2003
Direct operating costs (a)	324.6	645.3	305.7
Marketing and sales expenses	60.3	105.2	60.0
General and administrative expenses	45.8	96.5	51.1
Depreciation and amortisation	73.7	65.6	31.7
Royalties and management fees (b)	25.5	8.1	8.1
Total Costs and Expenses	529.9	920.7	456.6

a)            Direct operating costs

Includes operating wages and employee benefits, cost of sales for merchandise and food and beverage, transportation services and real estate land sales and other costs such as utilities, maintenance, renovation expenses, insurance and operating taxes.

b)            Royalties and management fees

Royalties represent payments to wholly-owned indirect subsidiaries of TWDC under a licence agreement that grants the Group the right to use any present or future intellectual or industrial property of TWDC incorporated in attractions or other facilities including the right to sell merchandise incorporating intellectual property rights owned by TWDC.  Management fees are payable to Euro Disney S.A., the Company’s Gérant, as specified in the Company’s by-laws.  Royalties and management fees are based upon operating revenues.

In fiscal year 1999, after a five-year waiver resulting from the 1994 financial restructuring, royalties were reinstated at half their original rate and management fees were reinstated at a reduced rate.  Royalties were fully reinstated at the beginning of fiscal year 2004 (October 1, 2003) and management fees will progressively increase through fiscal year 2018.

On March 28, 2003, TWDC agreed to conditionally waive royalties and management fees payable to it for the second, third and fourth quarters of fiscal year 2003.  As a result, royalties and management fees totalled € 5.6 million and € 2.5 million, respectively, reflecting a total waiver of € 24.6 million.  The waived amount may in the future become payable if and to the extent that income before lease and financial charges excluding depreciation and amortisation for any year from fiscal year 2004 through fiscal year 2008 exceeds € 450 million.   TWDC further agreed that fiscal year 2004 royalties and management fees will be paid in November 2004 rather than quarterly during fiscal year 2004.

5 TANGIBLE FIXED ASSETS

Fixed assets activity for the First Half 2004 is presented below:

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies	First Half 2004			March 2004
			Additions	Deductions	Transfers Adjustments
Land and secondary infrastructure	345.9	201.8	—	—	0.2	547.9
Buildings and attractions	715.7	2 242.6	—	—	3.1	2 961.4
Furniture, fixtures and equipment	221.2	373.9	0.2	(0.2)	6.6	601.7
Construction in progress	22.0	—	6.2	—	(10.4)	17.8
Subtotal	1 304.8	2 818.3	6.4	(0.2)	(0.5)	4 128.8

Accumulated depreciation	(376.8)	(1 285.3)	(67.0)	0.2	—	(1 728.9)
	928.0	1 533.0	(60.6)	—	(0.5)	2 399.9

6 FINANCIAL ASSETS

Financial assets activity for the First Half 2004 is presented below:

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies			March 2004
			First Half 2004
			Additions	Deductions
Phase IA Financing Company loan receivable	886.4	(886.4)	—	—	—
Phase IB Financing Companies loans receivable	346.6	(346.6)	—	—	—
Other (a)	99.2	5.2	0.2	(29.9)	74.7
	1 332.2	(1 227.8)	0.2	(29.9)	74.7

(a)       Other

Other consists primarily of long-term bank guarantee deposits.  In accordance with certain conditions stipulated in connection with the 1994 financial restructuring, the Group is required to maintain security deposits as pledges for the benefit of certain lenders until all of their debt, pursuant to the financing agreements, has been paid and other obligations by both the lenders and the Group have been satisfied.  The contractual amount of the security deposits are currently calculated each quarter as the greater of certain amounts, including the debt service for the next six months or half debt service for the following twelve months.  In November 2003, the lenders agreed to reduce the debt security deposit for the first two quarters of fiscal year 2004 to a fixed amount of € 60.0 million.  Effective April 20, 2004, the debt security deposit was increased to € 100.0 million until the end of the waiver period (May 31, 2004).

7 SHAREHOLDERS’ EQUITY

		(€ in millions)
	Number of Shares (in thousands)	Share Capital Premium	Accumulated Deficits	Total
Balance at September 30, 2003, As-Reported	1 055 938	1 093.9	(9.5)	1 084.4

Cumulative effect of change in accounting principle (a)		—	(1 151.6)	(1 151.6)

Net loss		—	(108.9)	(108.9)

Balance at March 31, 2004	1 055 938	1 093.9	(1 270.0)	(176.1)

a)            Cumulative effect of change in accounting principle

Effective October 1, 2003, the Group adopted new accounting rules with respect to the consolidation of the financing companies of its operating assets (See Notes 2 and 11).

8 MINORITY INTERESTS

Minority interests represent the portion of the consolidated financing companies accumulated deficits for which the Controlled Group has no rights or obligations.

9 BORROWINGS

(€ in millions)	As-Reported September 2003	Consolidate Financing Companies			March 2004
			First Half 2004
			Additions	Repayments
CDC Senior Loans	40.6	86.9	—	—	127.5
CDC Subordinated Loans (a)	509.4	274.4	—	—	783.8
Credit Facility – Phase IA	114.1	263.7	—	(18.8)	359.0
Credit Facility – Phase IB	24.3	139.2	—	(6.0)	157.5
Partner Advances – Phase IA	—	304.9	—	—	304.9
Partner Advances – Phase IB	—	96.9	—	—	96.9
TWDC Loans (b)	—	276.4	—	—	276.4
TWDC Line of Credit (c)	102.5	—	7.5	—	110.0
Other loans	15.5	—	—	(15.2)	0.3
Sub-Total	806.4	1 442.4	7.5	(40.0)	2 216.3

Accrued Interest	61.1	138.5	10.8	—	210.4

Total Borrowings	867.5	1 580.9	18.3	(40.0)	2 426.7

a)            Caisse des Dépôts et Consignations (“CDC”) Subordinated Loans

Under the terms of the Walt Disney Studios Park loans, the timing of annual debt service payments depends on the size of the Group’s surpluses in cash and short-term investments at each scheduled annual payment date.  The annual interest payments due as of December 31, 2001, 2002 and 2003 in the total amount of € 57.2 million have been deferred in accordance with these provisions of the loans.  The deferred amounts bear interest at EURIBOR plus 2 % or 5.15%, whichever is greater, plus a margin.

b)            TWDC loans

As part of the financial restructuring conducted in 1994, TWDC made available a loan of € 259.2 million primarily to finance Disneyland Park attractions constructed subsequent to Opening Day.  This loan, maturing in fiscal year 2009, bears interests at a variable rate which cannot exceed 6 % per year.  As of March 31, 2004, accrued interest related to this loan was € 121.6 million.  In addition, TWDC made available a loan, maturing in fiscal year 2017, to finance the Newport Bay Club Convention Center which opened in fiscal year 1998. This loan amounts to € 17.2 million and bears interests at 6-month EURIBOR plus 0.20%.  As of March 31, 2004, accrued interest related to this loan was € 4.4 million.

c)             TWDC line of credit

As part of the Financial Restructuring, TWDC made available, until June 10, 2004, a subordinated unsecured € 167.7 million standby revolving credit facility to the Group.  Effective November 3, 2003, TWDC agreed to provide the Group a new € 45.0 million subordinated credit facility bearing interest at EURIBOR plus 1%, which could be drawn upon through March 31, 2004, but only after the existing € 167.7 million standby facility already provided by TWDC is fully drawn.  This credit facility expired undrawn on March 31, 2004.

Effective March 25, 2004, TWDC agreed to provide the Group a new € 25.0 million subordinated credit facility, which can be drawn upon through May 31, 2004, under the same terms as the expired credit facility described above.

The Group’s borrowings at March 31, 2004 have the following scheduled maturities:

(€ in millions)
2004 (a)	136.1
2005	81.8
2006	76.0
2007	93.5
2008	107.6
Thereafter	1 721.3
2 216.3

(a)       Includes the March 31, 2004 balance outstanding on the TWDC Line of Credit in the amount of € 110.0 million.

Covenants

The Group’s debt agreements include covenants between the Group and the lenders. These covenants primarily consist of restrictions on additional indebtedness and capital expenditures, the provision of certain financial information and compliance with certain financial ratio thresholds.  In November 2003, the lenders agreed to waive, effective through March 31, 2004, certain of these covenants.  In March 2004, this waiver was extended to May 31, 2004. (see Note 1-2)

10 SUPPLEMENTAL INFORMATION RELATING TO THE PARENT COMPANY

(€ in millions)	First Half 2004	Full Year 2003	First Half 2003
Revenues	431.9	937.7	431.0
Net Income / (Loss)	(100.7)	(110.2)	(79.8)

	March 2004	Sept 2003	March 2003
Shareholders’ Equity	1 064.3	1 165.4	1 212.9

11 SUPPLEMENTAL PRO-FORMA FINANCIAL STATEMENTS

The reconciliation below presents the consolidated financial statements on a pro-forma basis assuming that the changes in accounting principles discussed in Note 2 were in effect during all of the periods presented:

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED BALANCE SHEETS

	March 2003			September 2003
(€ in millions)	As- Reported	Accounting Changes	Pro- Forma	As- Reported	Accounting Change	Pro- Forma

Fixed Assets
Intangible assets	62.3	2.0	64.3	57.6	1.3	58.9
Tangible assets	986.0	1 570.4	2 556.4	928.0	1 533.0	2 461.0
Financial assets	1 341.5	(1 254.7)	86.8	1 332.2	(1 227.7)	104.5
	2 389.8	317.7	2 707.5	2 317.8	306.6	2 624.4
Other Assets
Inventories	40.5	—	40.5	41.8	—	41.8
Accounts receivable:
Trade	88.8	—	88.8	76.9	—	76.9
Other	48.1	2.7	50.8	45.9	7.1	53.0
Short-term investments	29.2	48.6	77.8	34.9	48.6	83.5
Cash	11.7	—	11.7	11.2	—	11.2
	218.3	51.3	269.6	210.7	55.7	266.4

Deferred Charges	86.5	(19.2)	67.3	55.1	8.5	63.6

Total Assets	2 694.6	349.8	3 044.4	2 583.6	370.8	2 954.4

Shareholders’ Equity (Deficit)
Share capital	804.9	—	804.9	802.5	—	802.5
Share premium	289.0	—	289.0	291.4	—	291.4
Retained earnings (Accumulated deficit)	68.2	(1 266.9)	(1 198.7)	(9.5)	(1 151.6)	(1 161.1)
	1 162.1	(1 266.9)	(104.8)	1 084.4	(1 151.6)	(67.2)

Minority Interests	—	(75.5)	(75.5)	—	(79.7)	(79.7)

Quasi-Equity	153.6	—	153.6	152.8	—	152.8

Provisions for Risks and Charges	34.9	80.9	115.8	120.1	—	120.1

Borrowings	939.7	1 589.2	2 528.9	867.5	1 580.9	2 448.4

Current Liabilities
Payable to related companies	50.4	(29.1)	21.3	56.9	(43.3)	13.6
Accounts payable and accrued liabilities	247.4	51.3	298.7	214.3	64.5	278.8
	297.8	22.2	320.0	271.2	21.2	292.4

Deferred Revenues	106.5	—	106.5	87.6	—	87.6

Total Shareholders’ Equity and Liabilities	2 694.6	349.8	3 044.4	2 583.6	370.8	2 954.4

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF INCOME

	First Half 2003				Full Year 2003
(€ in millions)	As- Reported	Accounting Changes		Pro- Forma	As- Reported	Accounting Change(3)	Pro- Forma
		Consolidation(1)	Renovations(2)

Revenues	472.6	(0.4)	—	472.2	1 053.1	(0.7)	1 052.4

Costs and Expenses	(456.6)	(53.4)	(5.7)	(515.7)	(920.7)	(99.6)	(1 020.3)

Income (loss) before Financial Charges	16.0	(53.8)	(5.7)	(43.5)	132.4	(100.3)	32.1

Net Financial Charges
Lease rental expense	(97.0)	97.0	—	—	(193.8)	193.8	—
Financial income	26.3	(24.2)	—	2.1	48.9	(45.1)	3.8
Financial expense	(27.5)	(30.9)	—	(58.4)	(55.4)	(59.6)	(115.0)
	(98.2)	41.9	—	(56.3)	(200.3)	89.1	(111.2)

Loss before Exceptional Items	(82.2)	(11.9)	(5.7)	(99.8)	(67.9)	(11.2)	(79.1)

Exceptional income (loss), net	(0.5)	(0.2)	—	(0.7)	11.9	0.1	12.0

Minority Interests	—	4.6	—	4.6	—	8.8	8.8

Net Loss	(82.7)	(7.5)	(5.7)	(95.9)	(56.0)	(2.3)	(58.3)

Average number of common shares outstanding (in millions)	1 056	—	—	1 056	1 056	—	1 056

Loss per Share (in €)	(0.08)	—	—	(0.09)	(0.05)	—	(0.06)

COSTS AND EXPENSES BY CATEGORY

	First Half 2003				Full Year 2003
(€ in millions)	As Reported	Accounting Changes		Pro- Forma	As Reported	Accounting Change(3)	Pro- Forma
		Consolidation(1)	Renovations(2)
Direct operating costs	305.7	7.9	10.0	323.6	645.3	15.7	661.0
Marketing and sales expenses	60.0	—	—	60.0	105.2	—	105.2
General and administrative expenses	51.1	—	—	51.1	96.5	—	96.5
Depreciation and amortisation	31.7	45.5	(4.3)	72.9	65.6	83.9	149.5
Royalties and management fees	8.1	—	—	8.1	8.1		8.1
Total Costs and Expenses	456.6	53.4	5.7	515.7	920.7	99.6	1 020.3

(1)            Represents impact of change in accounting principle with respect to the consolidation of financing companies that are not legally controlled by the Company.

(2)           Represents impact of change in accounting principle with respect to major fixed asset renovations.

(3)           The accounting change related to major renovation was reflected in the as-reported numbers as of September 30, 2003.

Reconciliation of As-Reported and Pro-Forma

CONSOLIDATED STATEMENTS OF CASH FLOWS

	First Half 2003			Full Year 2003
(€ in millions)	As- Reported	Accounting Changes	Pro- Forma	As- Reported	Accounting Change	Pro- Forma

Net Loss	(82.7)	(13.2)	(95.9)	(56.0)	(2.3)	(58.3)

Operating Items Not Requiring Cash Outlays:
Depreciation and amortisation	31.7	41.2	72.9	65.6	83.8	149.4
Loans repayments received from Phase I Financing	25.1	(25.1)	—	52.1	(52.1)	—
Minority interests	—	(4.6)	(4.6)	—	(8.8)	(8.8)
Other	0.1	0.9	1.0	(10.6)	2.3	(8.3)
Changes in:
Receivables	34.4	2.3	36.7	48.6	(2.2)	46.4
Inventories	(1.8)	—	(1.8)	(3.1)	—	(3.1)
Payables and other accrued liabilities	6.4	9.0	15.4	(8.5)	15.9	7.4
Cash Flows from Operating Activities	13.2	10.5	23.7	88.1	36.6	124.7

Proceeds from the sale of fixed assets	0.1	—	0.1	45.4	—	45.4
Capital expenditures for tangible and intangible assets	(44.5)	—	(44.5)	(72.9)	0.2	(72.7)
Increase in deferred charges	(6.5)	6.5	—	—	—	—
Other	—	—	—	(1.3)	—	(1.3)
Cash Flows used in Investing Activities	(50.9)	6.5	(44.4)	(28.8)	0.2	(28.6)

Proceeds from new borrowings	105.2	—	105.2	40.0	—	40.0
Repayments of borrowings	(4.8)	(16.9)	(21.7)	(15.0)	(36.6)	(51.6)
(Increase) / Decrease in debt security deposit	(43.2)	0.1	(43.1)	(59.6)	—	(59.6)
Cash Flows from (used in) Financing Activities	57.2	(16.8)	40.4	(34.6)	(36.6)	(71.2)

Change in cash and cash equivalents	19.5	0.2	19.7	24.7	0.2	24.9
Cash and cash equivalents, beginning of period	21.3	48.4	69.7	21.3	48.4	69.7
Cash and Cash Equivalents, end of period	40.8	48.6	89.4	46.0	48.6	94.6

Supplemental Cash Flow Information:
Interest paid	13.3	29.3	42.6	20.3	36.9	57.2
Lease rental expense paid, net	77.3	(77.3)	—	95.0	(95.0)	—

	March 2003			September 2003
	As- Reported	Accounting Changes	Pro- Forma	As- Reported	Accounting Change	Pro- Forma
Reconciliation to Balance Sheet:
Cash	11.7	—	11.7	11.2	—	11.2
Short-term investments	29.2	48.6	77.8	34.9	48.6	83.5
Bank overdrafts (recorded in accounts payable and accruals)	(0.1)	—	(0.1)	(0.1)	—	(0.1)
Cash and Cash Equivalents, end of period (1)	40.8	48.6	89.4	46.0	48.6	94.6

(1)            Includes € 48.6 million of cash and short-term investments of the consolidated financing Companies as of March 31, 2003 and September 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gerant) Euro Disney S.A.

Date: April 29, 2004

By:	/s/ DIANE FUSCALDO
Name: Diane Fuscaldo
Title: Director Corporate Controllership